

Mail Stop 3233

February 19, 2016

Via E-mail
Cherif Medawar
Chief Executive Officer
United Group Fund, Inc.
18622 Rocoso Pl
Tarzana, California 91356

> **Re: United Group Fund**
> **Offering Statement on Form 1-A**
> **Filed January 28, 2016**
> **File No. 024-10522**

Dear Mr. Medawar:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2016 letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II – Offering Circular

Director, Executive Officers, Promoters and Control Persons, page 41

1.   We note your response to comment 2 and your revised disclosure that the valuation is based on a reasonable estimate between the purchase price for those properties and their current list price. Please clearly disclose if the referenced list price is based on what

management believes could be the list price and describe in more detail how it is a reasonable estimate between the purchase price and the list price.

Prior Performance of Affiliates, page 44

2.   We note your revisions to this table in response to comment 3. Please also revise the amounts presented in the column "Profit/(Loss)" and further revise the amounts in the column "Return on Investment," as appropriate.

Part III – Exhibits

Exhibit 6

3.   Please include an updated consent from your independent registered public accounting firm.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bill Demarest at (202) 551-3432 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq. (*via E-mail*)